4Q22
RESULTS


Banvit
Qualy
Sadia

Summary

São Paulo, February 28th, 2023 – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "Company" releases its results for the 4th quarter and year 2022. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2021 and/or priors years, as indicated.

Quarter Highlights

Net Revenue
R$ **14,769**
Million
13,724 million in 4Q21

Gross Profit
R$ **2,439**
Million
2,996 million in 4Q21

Gross Margin
16.5%
21.8% in 4Q21

Net Result Continued Op.
R$ **(956)**
Million
964 million in 4Q21

Adjusted EBITDA
R$ **1,032**
Million
1,687 million in 4Q21

Adjusted EBITDA Margin
7.0%
12.3% in 4Q21

Operating Cash Flow
1,346
Million
843 in 4Q21

Net Leverage
3.75x
3.12x in 4Q21

Debt Average Term
8.0
years
9.0 years in 4Q21

Market Cap
R$ **7.00**
US$ **1.36**
Billion
Base: 02/27/2023

Stock Prices
BRFS3 R$ **6.47**
BRFS US$ **1.26**
Base: 02/27/2023

Shares Outstanding
1,082,473,246
4,356,397
ON Shares/ Treasury Shares
Base: 12/31/2022

Conference call
03/01/2023 – Wednesday
10h00 BRT | 8h00 US ET

Access in:
Click here

IR Contacts:
Fábio Mariano
CFO and IRO
+55 11 2322 5377 | acoes@brf.com

See more at www.ri.brf-global.com

Message from management

Dear Sir(s)/Madam(s),

In the fourth quarter of 2022, **BRF reported record revenue of R$ 14.8 billion, 7.6% higher than in the same period of 2021, highlighting the increase in our operating cash flow, which grew 60% compared to the same period of the previous year. The new management model focused on operational efficiency and profitability is already bringing positive results.** We raised approximately R$ 130 million with the improvement of operational indicators such as mortality, feed conversion and productivity. We also reduced by R$ 50 million of idle costs and reviewed transport, distribution and energy contracts. These advances allow the Company to be ready to take advantage of the best opportunities in the face of a more stable macroeconomic scenario as from the next quarters.

In Brazil, we made progress in simplifying the innovation portfolio, improving our commercial execution, pricing model and actions at the point of sale, expanding our presence with a large number of active clients, a greater mix of products in stores, and increasing the exposure of the brand portfolio. As a result, we grew in market share in all categories, with advances in the segments of spreads (3.6 p.p.), sausages and franks (1 p.p.), cold cuts (0.7 p.p.), and frozen meals (0.1 p.p.). In addition to the success of our commemorative campaign at the end of last year, which maintained Sadia and Perdigão brands as leaders in the Christmas segment of special poultry (64%) and turkey (72%).

On the International front, we continued advancing in our strategy of market and product diversification, winning, in this fourth quarter, another eight qualifications for countries such as Mexico, the USA, Canada, and China, capitalizing on the fact that we are recognized worldwide as a company which is committed to quality, integrity, and safety. **We increased our share of chicken exports** by 2.5 p.p. and continued to advance in market share in the Halal market, through Sadia brand, which reached 38.1% in the Gulf region, and in the Turkish market through Banvit brand, which reached 21.8%. In the Gulf, we observed an expansion of 2.6 p.p. in market share in value-added products that exceeded 22% of our sales volume in the region.

> **Profitability in 2023**
>
> The advances made allow the Company to be ready to capture the best opportunities in face of a more stable macroeconomic scenario as from the next quarters.
>
> **Miguel de Souza Gularte**
>
> Global CEO

With **ESG gaining increasing importance in market relations**, we consolidated relevant advances in sustainability and in the improvement of our governance standards. Our practices were recognized with the Company's maintenance in the Corporate Sustainability Index (ISE B3) portfolio for the 16th consecutive year, reinforcing our commitments to sustainability and governance. We reached 100% traceability of direct grain suppliers from the Amazon and Cerrado biomes, in pursuit of a deforestation-free chain, and we fulfilled our public commitment to put an end to surgical castration in the swine herd, reinforcing our pioneering spirit in animal welfare.

We will remain committed to consistently maximizing results throughout the year, working in a simple and agile way on business decisions to capture greater competitiveness and opportunities. We remain confident to continue improving our efficiency and productivity. We thank our more than 98 thousand employees, our Board of Directors, shareholders, integrated producers, customers, partners, and the communities where BRF is present.

Miguel de Souza Gularte
Global CEO

Operational and financial performance

Highlights (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Volume (Thousand Tons)	1,259	1,235	1.9%	1,191	5.7%	4,751	4,621	2.8%
Net Revenues	14,769	13,724	7.6%	14,056	5.1%	53,805	48,343	11.3%
Average Price (R$/kg)	11.73	11.11	5.6%	11.80	(0.6%)	11.32	10.46	8.2%
COGS	(12,330)	(10,729)	14.9%	(11,458)	7.6%	(45,672)	(38,651)	18.2%
COGS/Kg	(9.79)	(8.69)	12.7%	(9.62)	1.8%	(9.61)	(8.36)	14.9%
Gross Profit	2,439	2,996	(18.6%)	2,598	(6.1%)	8,133	9,693	(16.1%)
Gross Margin (%)	16.5%	21.8%	(5.3) p.p.	18.5%	(2.0) p.p.	15.1%	20.0%	(4.9) p.p.
Net (Loss) Income Continued Operations	(956)	964	(199.2%)	(137)	599.1%	(3,091)	517	(697.4%)
Net Margin - Continued Op. (%)	(6.5%)	7.0%	(13.5) p.p.	(1.0%)	(5.5) p.p.	(5.7%)	1.1%	(6.8) p.p.
Net (Loss) Income Total Consolidated	(956)	932	(202.6%)	(137)	599.1%	(3,142)	437	(818.3%)
Net Margin - Total Consolidated (%)	(6.5%)	6.8%	(13.3) p.p.	(1.0%)	(5.5) p.p.	(5.8%)	0.9%	(6.7) p.p.
Adjusted EBITDA	1,032	1,687	(38.8%)	1,374	(24.9%)	3,896	5,559	(29.9%)
EBITDA Adjusted Margin (%)	7.0%	12.3%	(5.3) p.p.	9.8%	(2.8) p.p.	7.2%	11.5%	(4.3) p.p.
EBITDA	484	1,761	(72.5%)	1,323	(63.4%)	2,855	5,756	(50.4%)
EBITDA Margin (%)	3.3%	12.8%	(9.6) p.p.	9.4%	(6.1) p.p.	5.3%	11.9%	(6.6) p.p.
Cash Generation (Consumption)	**(67)**	**(3)**	**2386.8%**	**(226)**	(70.5%)	**(3,996)**	**(1,479)**	**170.1%**
Net Debt	14,598	17,332	(15.8%)	14,830	(1.6%)	14,598	17,332	(15.8%)
Leverage (Net Debt/Adj.EBITDA LTM)	**3.75x**	**3.12x**	**20.2%**	**3.26x**	**(93.8%)**	**3.75x**	**3.12x**	**20.2%**

Below, we present the results for 4Q22 and for the year 2022, consolidated and by segment from a managerial point of view, that is, eliminating: i) the accounting effects of hyperinflation in Turkey, whose economy is now considered hyperinflationary (according to explanatory note 3.5 to the financial statements); ii) the negative impact of the debt designated as hedge accounting of R$ 445 million on net revenues from international markets in 2Q22; and iii) impact of the Leniency Agreement, which totaled R$ 588 million in 4Q22 (explanatory note 1.3).

Highlights Continued Operations (Million R$)	Consolidated Managerial Results 4Q22	Accounting Impacts[1] (non-cash)	Reported Consolidated Result 4Q22	Chg. %	Consolidated Managerial Results 2022	Accounting Impacts[2] (non-cash)	Reported Consolidated Result 2022	Chg. %
Volume (Thousand Tons)	1.259	-	1.259	-	4.751	-	4.751	-
Net Revenues	14.683	86	14.769	(0,6%)	54.093	(288)	53.805	0,5%
Average Price (R$/kg)	11,66	-	11,73	(0,6%)	11,38	-	11,32	0,5%
COGS	(12.225)	(105)	(12.330)	(0,9%)	(45.370)	(302)	(45.672)	(0,7%)
COGS/Kg	(9,71)	-	(9,79)	(0,9%)	(9,55)	-	(9,61)	(0,7%)
Gross Profit	2.459	(20)	2.439	0,8%	8.722	(590)	8.133	7,3%
Gross Margin (%)	16,7%	-	16,5%	0,2 p.p.	16,1%	-	15,1%	1,0 p.p.
EBITDA	1.090	(607)	484	125,3%	4.016	(1.160)	2.855	40,6%
EBITDA Margin (%)	7,4%	-	3,3%	4,1 p.p.	7,4%	-	5,3%	2,1 p.p.
Adjusted EBITDA	1.032	-	1.032	0,0%	3.896	-	3.896	0,0%
EBITDA Adjusted Margin (%)	7,0%	-	7,0%	0,0 p.p.	7,2%	-	7,2%	(0,0) p.p.
Net (Loss) Income Total Consolid	(601)	(356)	(956)	(37,2%)	(2.605)	(485)	(3.091)	(15,7%)
Net Margin - Total Consolidated (%)	(4,1%)	-	(6,5%)	2,4 p.p.	(4,8%)	-	(5,7%)	0,9 p.p.

[1] Accounting impacts (non-cash). Refers to the non-monetary impacts of updating the balances of subsidiary operations in Turkey, considered a hyperinflationary economy, and the leniency agreement.

[2] Accounting impacts (non-cash). Refers to the non-monetary impacts of updating the balances of subsidiary operations in Turkey, considered a hyperinflationary economy, the debt designated as hedge accounting in 2Q22, and the leniency agreement in 4Q22.



BRAZIL
SEGMENT

Brazil Segment (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Net Operating Revenues	7,763	7,207	7.7%	6,815	13.9%	26,997	24,809	8.8%
Average price (R$/kg)	12.65	11.65	8.5%	12.06	4.8%	11.87	10.78	10.1%
COGS	(6,192)	(5,551)	11.5%	(5,723)	8.2%	(23,105)	(19,459)	18.7%
COGS/kg	(10.09)	(8.97)	12.4%	(10.13)	(0.4%)	(10.16)	(8.46)	20.1%
Gross Profit	1,571	1,655	(5.1%)	1,092	43.9%	3,893	5,350	(27.2%)
Gross Margin (%)	20.2%	23.0%	(2.7) p.p.	16.0%	4.2 p.p.	14.4%	21.6%	(7.1) p.p.
Adjusted EBITDA	685	865	(20.8%)	458	49.6%	1,130	2,928	(61.4%)
Adjusted EBITDA Margin (%)	8.8%	12.0%	(3.2) p.p.	6.7%	2.1 p.p.	4.2%	11.8%	(7.6) p.p.

In this quarter, we presented expansion of 2.1 p.p. t/t of adjusted EBITDA margin. The net revenue of the segment grew by 13.9% q/q, explained by the 8.7% expansion in sales volumes and 4.8% in average prices. Excluding the positive effect of the sale of the commemorative products portfolio in 4Q22, we presented growth of 2.6% q/q in processed volume, with emphasis on the categories of sausages (+5.3% q/q), cold cuts (+3 .6% q/q) and frozen products (+3.3% q/q). We also announced higher prices in the main categories of processed products. In the annual comparison, we highlight the result of the commemorative campaign, which improved profitability.

In 2022, we observe an expansion of 8.8% in the segment's net revenue compared to the previous year and a decrease of 7.6 p.p. of the adjusted EBITDA margin explained by the strong pressure of raw materials, inputs, services and labor costs, in combination with the limited capacity to pass through prices in the domestic market. The consumption scenario in Brazil continues to be pressured mainly by the high level of household debt, which reached the fourth consecutive record in December 2022 at 78.0%[3]. With high inflation and high-interest rates, the level of indebtedness increased and made it difficult to manage the family budget, leading to default rates of 30.0%[4]. Even in the face of a fragile consumption scenario and high-cost levels, we present i) sequential evolution of margins in the domestic market, ii) market share gain in all categories, iii) leadership in preference, and iv) excellent execution of the commemorative campaign, achieved through disciplined monitoring of execution at the point of sale and improvement in service levels.

Brands Highlights

In this quarter, Sadia and Perdigão brands registered an increase of 2.6 p.p. in preference in the food sector, versus the last quarter, closing the year with 43.2%. For spreads, we reached 60.2% preference, a growth of 2.8 p.p. versus the last quarter.

We continue to improve our commercial execution at the point of sale. Our products are available to a larger customer base and reach even more consumers when compared to the previous quarter. We advanced 3.7% in the coverage of active clients (+9 thousand), in the numerical and weighted distribution of processed products and spreads categories; and we sequentially gained market share. According to Nielsen, we evolved market share value, with progress in all categories in the reading of the 6th bimester, with emphasis on spreads (+3.6 p.p.), sausages and franks (+1.0 p.p.), cold cuts (+0 .7 p.p.) and frozen meals (+0.1 p.p.).

During the World Cup period, BRF was present at all points of contact with consumers inside stores, covering more than 66% of the main self-service stores through activations. We carried out attraction actions with social media and folders to ensure the visibility of the focus categories (reaching a level of 39.7% in the share of folders, +2.9 p.p. vs. September). In commemoratives, we delivered more than 3.2 million of our Christmas kits, highlighting the launch of Torta Chester (Chester pie). For another consecutive year, Sadia and Perdigão consolidated their leadership in market share of Christmas products, in the categories of turkey with 72% and special poultry with 64%. In addition, we highlight i) record in visibility in retail promotional activations with a growth of 8.5 pp versus 2021 in the share of folders; ii) greater effectiveness in actions to encourage consumers, with an increase of 8 p.p. vs. 2021, with product combos that stimulate sales; and iii) increased assortment of our iconic products (Peru Sadia, Ave Supreme Sadia, Peru Perdigão and Chester).

3 Source: National Confederation of Commerce (CNC): Consumer Indebtedness and Default Survey (Peic) – 2022 annual debt profile.

4 Source: National Confederation of Commerce (CNC): Consumer Indebtedness and Default Survey (Peic) – 2022 annual debt profile.

INTERNATIONAL
SEGMENT



International Segment (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Net Operating Revenues	6,239	5,817	7.3%	6,540	(4.6%)	24,391	21,515	13.4%
Average price (R$/kg)	12.07	11.69	3.2%	13.25	(8.9%)	12.46	10.99	13.4%
COGS	(5,540)	(4,668)	18.7%	(5,210)	6.3%	(20,277)	(17,747)	14.3%
COGS/kg	(10.72)	(9.38)	14.2%	(10.56)	1.5%	(10.36)	(9.06)	14.3%
Gross Profit	699	1,148	(39.2%)	1,329	(47.4%)	4,114	3,767	9.2%
Gross Margin (%)	11.2%	19.7%	(8.5) p.p.	20.3%	(9.1) p.p.	16.9%	17.5%	(0.6) p.p.
Adjusted EBITDA	208	660	(68.4%)	800	(73.9%)	2,307	2,142	7.7%
Adjusted EBITDA Margin (%)	3.3%	11.3%	(8.0) p.p.	12.2%	(8.9) p.p.	9.5%	10.0%	(0.5) p.p.

Asia

Asia (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Net Operating Revenues	1,477	1,466	0.7%	1,707	(13.5%)	5,879	6,285	(6.5%)
Average price (R$/kg)	12.96	11.58	11.9%	14.24	(9.0%)	12.68	11.41	11.1%
COGS	(1,299)	(1,289)	0.7%	(1,374)	(5.5%)	(5,266)	(5,290)	(0.4%)
COGS/kg	(11.40)	(10.18)	11.9%	(11.46)	(0.6%)	(11.35)	(9.60)	18.2%
Gross Profit	178	177	0.7%	333	(46.5%)	613	995	(38.4%)
Gross Margin (%)	12.1%	12.1%	(0.0) p.p.	19.5%	(7.5) p.p.	10.4%	15.8%	(5.4) p.p.
Adjusted EBITDA	70	83	(15.9%)	214	(67.3%)	241	674	(64.2%)
Adjusted EBITDA Margin (%)	4.7%	5.7%	(0.9) p.p.	12.5%	(7.8) p.p.	4.1%	10.7%	(6.6) p.p.

The Asian markets recorded a 13.5% q/q drop in net revenue in the quarter, mainly due to the deterioration of average market prices of 8.9% q/q. In this quarter, we also observed a slowdown in the pace of exports to Japan and South Korea by 10.1% q/q[5], as a result of high levels of local inventories and the stabilization of the chicken meat supply to the region in 3Q22, when the Company captured good business opportunities. According to the Secretariat of Foreign Trade (Secex), in 4Q22, we observed a sequential drop in the export price in dollars of chicken meat to Asian markets compared to the previous quarter due to low seasonality and local inventories. The pork scenario presents greater margin stability. Thus, we observed a contraction of 7.8 p.p. q/q of adjusted EBITDA margin.

In 2022, we observed a 6.5% decline in the segment's net revenue, which is explained by lower export volumes to China and a 4.6% appreciation of the Brazilian real[6], which were partially mitigated by higher chicken meat prices for Japan, South Korea, and China. Adjusted EBITDA margin decreased by 6.6 p.p. due to cost pressure from rising raw materials, inputs, services and freight.

We will remain committed to expanding the business alternatives, through the diversification of markets and the qualification of new plants, generating flexibility and better equalization of volumes with a focus on profitability. In 2022, we totaled 6 new qualifications for Asian markets, where we highlight 3 for Singapore, and 1 for Japan and China.

Compared to the previous quarter, we observed an increase in BRF's share of Brazilian exports to Southeast Asia (+8.5 p.p.), Japan (+5.3 p.p.), and China (+0.6 p.p.)[7].

5 Source: Secretariat of Foreign Trade – SECEX. Volume variation 4Q22 vs 3Q22.

6 Average exchange rate R$/USD. 2021:5,40; 2022: 5,16.

7 Variation in the percentage share of BRF's exports over Brazilian exports. Source: Secex and BRF.

Halal Distribution – Halal DDP

Halal DDP (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Net Operating Revenues	2,759	2,429	13.6%	2,662	3.7%	10,764	8,742	23.1%
Average price (R$/kg)	12.58	12.29	2.4%	13.21	(4.7%)	12.94	12.11	6.9%
COGS	(2,486)	(1,909)	30.2%	(2,183)	13.9%	(8,655)	(6,969)	24.2%
COGS/kg	(11.34)	(9.66)	17.3%	(10.83)	4.6%	(10.41)	(9.65)	7.8%
Gross Profit	273	520	(47.4%)	479	(42.9%)	2,109	1,773	18.9%
Gross Margin (%)	9.9%	21.4%	(11.5) p.p.	18.0%	(8.1) p.p.	19.6%	20.3%	(0.7) p.p.
Adjusted EBITDA	124	301	(58.9%)	321	(61.4%)	1,430	1,019	40.4%
Adjusted EBITDA Margin (%)	4.5%	12.4%	(7.9) p.p.	12.0%	(7.6) p.p.	13.3%	11.7%	1.6 p.p.

The Halal DDP segment expanded by 3.7% q/q in net revenue, with higher volumes of sales of 8.8%, which offset the 4.7% drop in prices in dollars in the region. Compared to the previous quarter, we observed a decrease of 7.6 p.p. of the adjusted EBITDA margin in the region, mainly explained by i) the reduction in prices in dollars, due to the increased local availability of grillers and chicken breasts; and ii) the impact of the hyperinflationary scenario in Turkey, with an effect on consumption and the speed of passing the cost increase to the prices.

In GCC, we highlight the expansion of 11.0% in sales volume in the quarter, with 17.5% only in processed products. During 4Q22, the World Cup was held in Qatar, which featured several marketing actions, where the Company's brands had wide visibility and increased penetration, mainly for higher value-added products, which increased by 2 p.p. in sales in the GCC region. On the other hand, we observed a drop in the average price in dollars in the region due to the increase in local stocks as a result of the resumption of exports from Poland and Ukraine, already at levels prior to the conflict with Russia, and reflections of the global chicken oversupply.

In Turkey, the challenging macroeconomic scenario persists with 12-month accumulated inflation of 64.27%[8], which puts pressure on consumers' purchasing power, limiting price transfers at the same speed and proportion as the advancement of costs.

Compared to the previous quarter, we observed sequential growth in volume and an increase of 6.3 p.p.[9] of BRF's participation in Brazilian exports to the GCC.

In 2022, the segment expanded by 23.1% of net revenue. This increase is due to i) an increase of 15.1% in sales volume to the region; ii) an increase in the share of value-added products; and iii) higher prices in the region due to fluctuations in the local chicken meat supply that offset the appreciation of the Real against the US dollar. Adjusted EBITDA margin increased by 1.6%.

8 Accumulated variation of 12 months, up to ten. 2022. Source: *Turkish Statistical Institute.*

9 Variation in the percentage share of BRF's exports over Brazilian exports. Source: Secex and BRF.

Direct Exports

Direct Exports (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Net Operating Revenues	2,003	1,922	4.2%	2,171	(7.7%)	7,748	6,488	19.4%
Average price (R$/kg)	10.91	11.10	(1.7%)	12.61	(13.5%)	11.71	9.47	23.6%
COGS	(1,756)	(1,470)	19.5%	(1,653)	6.2%	(6,356)	(5,489)	15.8%
COGS/kg	(9.56)	(8.49)	12.7%	(9.60)	(0.4%)	(9.60)	(8.02)	19.8%
Gross Profit	247	452	(45.3%)	518	(52.2%)	1,392	999	39.3%
Gross Margin (%)	12.3%	23.5%	(11.2) p.p.	23.8%	(11.5) p.p.	18.0%	15.4%	2.6 p.p.
Adjusted EBITDA	15	275	(94.7%)	265	(94.5%)	635	450	41.2%
Adjusted EBITDA Margin (%)	0.7%	14.3%	(13.6) p.p.	12.2%	(11.5) p.p.	8.2%	6.9%	1.3 p.p.

In 4Q22, there is an expansion in sales volume of 6.6% q/q, both in natura and processed products, 7% and 5% q/q respectively, concentrated in the regions of the GCC, Africa and for South America countries like Uruguay and Argentina. We highlight the sequential growth in volume and the increase in BRF's share of the Brazilian chicken exports to the GCC (+6.3 p.p.)[10], Halal non-Gulf countries and North Africa (+6.5 p.p.) Africa (+1. 7 p.p.), among other markets.

The 7.7% q/q decline in revenue is explained by the drop in the export price of in natura chicken meat in all international markets, the most relevant being i) the Halal markets in the GCC and North Africa, whose level of local inventories ended at high levels and a high flow of European exports to the region and ii) the drop in prices to Mexico and Chile, with the normalization of North American production and exports after avian flu outbreaks in several producing states.

In relation to the previous quarter, we observe that the retraction of the adjusted EBITDA margin is mainly explained by i) the seasonality of the period; ii) the increase in world supply, with emphasis on the increase in North American and European production (Ukraine and Poland). The cost scenario for direct exports remains stable, despite the slight worsening inflationary scenario on production costs and logistics expenses.

The Company continues to prospect market opportunities to expand business alternatives and maximize export revenues. In 2022, we won 25 new qualifications to export chicken, pork, and turkey to the Americas, Africa, the Middle East, and Eurasia region.

In 2022, the segment expanded by 19.4% of net revenue. Such increase is due to i) an increase in the share of high value-added products; iii) higher prices for GCC and the Americas, due to the restriction of Ukrainian exports to the Middle East and avian flu outbreaks in the US that boosted export prices to Mexico and Chile, which offset the negative effect of exchange rate appreciation and iv) increase in the number of qualifications, aiming to leverage the markets in which the Company operates, as well as new geographies and products. Thus, we observed an expansion of the adjusted EBITDA margin of 1.3%.

10 Variation of the percentage share of BRF exports over Brazilian exports. Source: Secex and BRF.

Brands Highlights

With the world largest sport event being held in the region, we focused on promoting our value-added portfolio of Sadia brand with snacks and finger food, including products such as breaded chicken strips, nuggets, and hamburgers. We gained enormous exposure through our sponsorship of *BeIn Sports*, the exclusive broadcaster of the World Cup in the GCC region. In addition, we invested in activating points of sale to stimulate sales of the processed products portfolio. In digital and social media, we were able to reach 31.8 million people across the GCC through presence on relevant sports and social platforms. In the food service channel, we also carried out direct actions with consumers, including the sponsorship of fan areas[11].

BRF continues to gain market share in Halal markets, consolidating its leadership and competitive advantage. According to Nielsen, we sequentially expanded our stake in the GCC to 38.1% in 2022, +1.6 p.p. y/y, and 38.5% in 4Q22, +0.8 p.p. y/y. The main highlights of the quarter were: i) the growth of +2.6 p.p. in processed foods, explained by the sales performance during the World Cup and the resumption of sales to Saudi Arabia from our factory in Abu Dhabi, and ii) expansion to 50.2% of market share in Griller chicken.

In Turkey, in this quarter, the Banvit brand maintained leadership in the Turkish market, reaching 22.3%[12] of the consolidated share, +1.2 p.p. y/y. Chicken cuts reached 20.0%, with a gain of 5.0 p.p. y/y. In 2022, in the full year view, the Banvit brand expanded in all subcategories compared to the previous year, with an average market share of 21.8%[13], a gain of 0.7 p.p. y/y.

11 For more information abou the World Cup campaign, check: https://www.youtube.com/watch?v=sSjmHfvEoDw.

12 Result of 4Q22. Source: Nielsen. Result realized until December 2022.

13 Consolidated result for the year 2022. Source: Nielsen. Result realized until December 2022.

OTHER
SEGMENTS



Other Segments

Other Segments (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Net Operating Revenues	681	701	(2.8%)	684	(0.4%)	2,704	2,020	33.9%
Average price (R$/kg)	5.31	5.89	(9.8%)	5.17	2.7%	5.20	5.57	(6.6%)
COGS	(492)	(509)	(3.3%)	(480)	2.6%	(1,988)	(1,446)	37.5%
COGS/kg	(3.84)	(4.28)	(10.2%)	(3.63)	5.8%	(3.83)	(3.99)	(4.0%)
Gross Profit	189	192	(1.7%)	204	(7.5%)	716	574	24.8%
Gross Margin (%)	27.7%	27.4%	0.3 p.p.	29.8%	(2.1) p.p.	26.5%	28.4%	(1.9) p.p.
Adjusted EBITDA	131	145	(9.6%)	144	(9.0%)	506	468	8.2%
Adjusted EBITDA Margin (%)	19.3%	20.7%	(1.4) p.p.	21.1%	(1.8) p.p.	18.7%	23.2%	(4.4) p.p.

The result of Other Segments shows stability in net revenue in comparison with the previous quarter. However, with a decrease of 1.8 p.p. of adjusted Ebitda margin, the main reasons for lower profitability being i) lower sales volumes of flours and fats in the Ingredients segment, whose impact on the mix also negatively pressured the average price by 6.4% q/q.. These impacts were partially offset by the performance of the Pet Food segment, which expanded by 9.9% in sales volume and 6.1% in average price. The cost of products also increased due to the rise in raw materials, packaging costs and other inflationary effects on labor and services.

In 2022, we observed an expansion of 33.9% in net revenue from other segments, mainly due to the consolidation of Pet Food operations and to better prices practiced in BRF Ingredients businesses.

Brands Highlights

Pet: In this quarter, we ended the year as the leading manufacturer in the natural super-premium segment in the State of São Paulo, the most populous state in Brazil, with a total value share of 42% in the dog and cat category. We are advancing the marketing agenda in this segment. GranPlus launched ads on open TV, reaching more than 9.5 million homes, with four actions highlighting the benefits of our products, and it was the first pet food brand to carry out an action with delivery apps, in partnership with one of the biggest Brazilian online food ordering and food delivery platform, called iFood, where our products are available through partnerships with pet shops that are in the app, with our main brands being present on the e-commerce platforms[14]. Finally, the Biofresh brand carried out an experiment among consumers, and we observed that among dog tutors, 99% of the evaluations were 5 stars and among cat tutors, the percentage of maximum scores reached 91%.

Corporate

Corporate (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Gross Profit	0	0	n.m	0	n.m	0	1	n.m
Adjusted EBITDA	8	17	-54.8%	(28)	(127.1%)	(47)	21	-329.0%

In this quarter, the result of this segment is explained by i) +R$ 18.2 million in the item "Results on the sale and write-off of fixed assets", mainly related to the sale of assets and ii) -R$ 9.8 million in provisions for civil and tax contingencies. Further details are available in explanatory note 25 to the financial statements.

14 https://institucional.ifood.com.br/



CONSOLIDATED
PERFORMANCE

1 - Net Operating Revenue

NOR - (R$ Million)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Volumes - Thousand Tons	1,259	1,235	1.9%	1,191	5.7%	4,751	4,621	2.8%
Net Operational Revenues	14,769	13,724	7.6%	14,056	5.1%	53,805	48,343	11.3%
Average Price (NOR)	11.73	11.11	5.6%	11.80	(0.6%)	11.32	10.46	8.2%


4Q22
4.6%
10.1%
13.6%
18.8%
52.9%
4Q21
5.1%
10.7%
14.0%
17.7%
52.5%
Brazil
Asia
Halal (ex-Turkey's hyperinflation)
Direct Exports
Other Segments

In this quarter, we highlight that our net revenue expanded in comparison with the previous quarter, driven mainly by the higher volume both in the domestic market and in the international markets, offsetting the drop in the export price of chicken meat, while a scenario of stability was observed for the pork meat. In the annual comparison, we observe growth in volume of business and price pass-through.

Eliminating the effects of Turkey's hyperinflation and the debt designated as hedge accounting (2Q22), consolidated managerial net revenue reached R$14,683 million in 4Q22 and R$ 54,093 million in 2022[15].

Operating Income Protection Strategy – hedge accounting

The effects of financial instruments for exchange rate hedging totaled +R$ 53 million in 4Q22 and +R$ 203 million in 2022, according to explanatory note 24.5 to the financial statements, and are due to positions settled in the quarter, whose formation occurred over the 12 months prior to settlement.

Build-up of Derivatives Instruments Settled in 4Q22	2Q22	3Q22	4Q22
Cummulative Notional Exposure (US$ Million)	24	371	568
Average Strike Price (BRL/USD)*	5.14	5.34	5.34

* Weighted average rate

Analogously, the position to mature, according to explanatory note 24.4.2.ii to the financial statements, is found below.

Derivatives Instruments by Expiry Date (Million US$)	1Q23	2Q23	3Q23	4Q23
Notional to be settled in each period	398	75	15	8
Strike Price (BRL/USD)*	5.39	5.53	5.69	5.68

* Weighted average rate

The Company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export revenues, as the probability of occurrence evolves and assuming a defined time horizon of up to 12 months. For cash flow hedge purposes, we point out that its objective is to protect the operating result and reduce volatility, not allowing, under any circumstances, the contracting of derivative financial instruments for speculative purposes.

15 See reconciliation between corporate and managerial results on page 5 of this report.

2 – Cost, Expenses, and Other Operating Income

Cost of Goods Sold (COGS)

COGS (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Cost of Goods Sold	(12,330)	(10,729)	14.9%	(11,458)	7.6%	(45,672)	(38,651)	18.2%
R$/kg	(9.79)	(8.69)	12.7%	(9.62)	1.8%	(9.61)	(8.36)	14.9%


Depreciation and amortization
Other Costs
Labor
5.4%
7.9%
9.5%
4Q22
77.1%
Raw material and supplies

In comparison with 3Q22, we observed an increase of 1.8% in the unit cost, mainly explained by: i) higher share of processed products, chicken breast and commemorative products in the sales mix; ii) impact of the effects of hyperinflation in Turkey; and iii) increase in sea freight tariff, impacting transfer freight.

Compared to the same quarter of the previous year, we observed an increase of 12.7% y/y in unit cost despite the drop in corn and soybean oil prices, -8.5% y/y and -2.6% y/y a respectively, explained by: i) increase of 9.7% y/y in soybeans, 17.7% y/y in soybean meal[16]; ii) increase in labor cost, accumulated 12-month National Consumer Price Index reached 12.0%[17] in the transition between the semesters of 2022 when wage renegotiations are concentrated; iii) increase in fuel prices (National Agency of Petroleum, Natural Gas and Biofuels – ANP diesel +23.8%[18] y/y and Brent oil +16.0%[19] y/y) which impacted maritime and transfer freight; and iv) inflationary effects on goods and services, with Extended National Consumer Price Index (IPCA) +9.9%[20] and IGP-M[21] +23.6%.

Eliminating the effect of Turkey's hyperinflation, the proforma cost of goods sold reached R$ 12,225 million (R$ 9.71/kg) in 4Q22 and 45,370 (R$ 9.55/kg) in 2022.

When analyzing the Embrapa theoretical cost index (ICP), an increase in the production cost of chicken and pork of 0.8% q/q and 4.1% q/q[22] can be observed, mainly explained by the increase in cost in the lines of "Nutrition" and "Labor". In the annual comparison, the indexes show an increase of 6.2% and 15.3% y/y[23] for chicken and pork, respectively.


Evolution of the Embrapa Cost Index - Base 100
100
106,8
105,6
109,1
108,8
112,9
110,6
107,0
107,0
107,8
104,8
104,8
104,9
107,8
104,6
109,1
104,6
111,4
105,4
112,2
105,3
114,1
105,4
115,3
106,2
dec/21
jan/22
feb/22
mar/22
apr/22
may/22
june/22
july/22
aug/22
sept/22
oct/22
nov/22
dec/22
Embrapa's Chicken Cost Index
Embrapa's Pork Cost Index

16 Change in the 6-month moving average of grain and oil prices, 4Q22 vs 4Q21. Source: Bloomberg and Cepea/ESALQ.
17 Source: Brazilian Institute of Geography and Statistics (IBGE).
18 Source: ANP – National Agency for Petroleum, Natural Gas and Biofuels (4Q22 average vs 4Q21 average).
19 Variation of the quarterly average price (U$/barrel). Source: Bloomberg.
20 Accumulated variation 12 months. Source: Brazilian Institute of Geography and Statistics.
21 Accumulated variation 12 months. Source: Getúlio Vargas Foundation.
22 Change in the quarterly average of the Embrapa production cost index (ICP Chicken and ICP Pork), 4Q22 vs 3Q22, publicly available on the website www.embrapa.br.
23 Change in the quarterly average of the Embrapa production cost index (ICP Chicken and ICP Pork), Dec. 22 vs dec. 2021, publicly available on the website www.embrapa.br.

Operating Expenses

Operating Expenses (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Selling Expenses	(2,059)	(1,745)	18.0%	(1,864)	10.4%	(7,080)	(6,071)	16.6%
% of the NOR	(13.9%)	(12.7%)	(1.1) p.p.	(13.3%)	(0.7) p.p.	(13.2%)	(12.6%)	(0.5) p.p.
General and Administrative Expenses	(127)	(222)	(43.0%)	(197)	(35.7%)	(645)	(823)	(21.6%)
% of the NOR	(0.9%)	(1.6%)	0.8 p.p.	(1.4%)	0.5 p.p.	(1.2%)	(1.7%)	0.5 p.p.
Operating Expenses	(2,186)	(1,967)	11.1%	(2,062)	6.0%	(7,725)	(6,894)	12.1%
% of the NOR	(14.8%)	(14.3%)	(0.4) p.p.	(14.7%)	(0.1) p.p.	(14.4%)	(14.3%)	0.0 p.p.

The percentage indicator of operating expenses over net revenue remained stable compared to 3Q22 (-0.1 p.p). However, we observed an increase of R$ 194 million in selling expenses, mainly explained by higher expenses with Marketing and trade marketing during commemorative actions and sponsorship of the World Cup. We also highlight the increase of 8.1% q/q in direct and indirect logistics expenses, impacted by the increase in maritime freight and fuel tariffs. On the other hand, the Company presented a reduction of 35.7% in administrative expenses and fees, partially mitigating the inflationary movements of costs and services, through the Matrix Management of Expenses.


Depreciation and Amortization
Administrative expenses
5.0%
5.8%
Other sales expenses
10.6%
4Q22
47.1%
Indirect and direct logistic expense
Marketing
14.7%
16.8%
Salaries and employees benefits

In 2022, we observed stability in the percentage indicator of operating expenses over net revenue compared to 2021. For further details on this item, see explanatory note 29 to the financial statements.

Other Operating Results

Other Operating Results (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Other Operating Results	(567)	42	(1435.3%)	26	(2239.4%)	(545)	211	(358.1%)
% of the NOR	(3.8%)	0.3%	(4.1) p.p.	0.2%	(4.0) p.p.	(1.0%)	0.4%	(1.5) p.p.

This performance is mainly due to i) the impact of R$ 588 million related to the Leniency Agreement, as per note 1.3 to the financial statements; ii) expense recovery of R$ 13.1 million; and iii) "Net income from the sale of non-financial assets" of R$ 12.7 million, mainly from the sale of assets. For further details on this heading, see explanatory note 27 to the financial statements.

3 – Net Financial Result

Financial Results - R$ Million	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Financial Income	280	197	41,6%	406	(31,1%)	1.083	538	101,4%
Interest on cash and cash equivalents	107	66	62,7%	113	(5,8%)	435	198	120,0%
Interest on recoverable taxes	103	117	(11,5%)	58	77,3%	307	290	6,1%
Interest on other assets	69	15	365,0%	234	(70,4%)	340	50	578,7%
Financial Expenses	(889)	(814)	9,2%	(1.000)	(11,0%)	(3.586)	(3.314)	8,2%
Interests on loans and borrowings	(518)	(429)	20,6%	(474)	9,4%	(1.852)	(1.635)	13,3%
Interest on contingencies, leasing and actuarial liabilities	(24)	(114)	(79,4%)	(106)	(77,7%)	(359)	(466)	(22,9%)
Written option - Business combination (Banvit)	0	0	0,0%	0	0,0%	0	(279)	(100,0%)
Adjustment to present value	(271)	(177)	52,8%	(292)	(7,3%)	(976)	(634)	53,9%
Other financial expenses	(77)	(94)	(17,6%)	(128)	(39,8%)	(399)	(301)	32,5%
Monetary, exchange and derivative results, net	8	(81)	(109,3%)	(89)	(108,5%)	(166)	(268)	(38,1%)
Exchange rate variation on monetary assets and liabilities	(46)	(47)	(1,8%)	(137)	(66,6%)	474	(406)	(216,8%)
Exchange variation on derivatives	9	90	(89,7%)	139	(93,3%)	(554)	383	(244,8%)
Interest and fair value of derivatives	(21)	(123)	(82,6%)	(150)	(85,7%)	(484)	(243)	98,9%
Net monetary gains or losses	65	(1)	(8312,3%)	60	9,9%	398	(2)	(24776,3%)
Net Financial Results	(602)	(698)	(13,7%)	(682)	(11,8%)	(2.669)	(3.045)	(12,3%)
Exchange variation on monetary assets and liabilities and derivatives	(37)	43	(184,4%)	2	(2449,5%)	(80)	(23)	246,8%

The main components of the net financial result were grouped into the following categories:

Financial Revenues:

The execution of the repurchases of bonds maturing in 2030 and 2050 resulted in a financial gain of R$ 62.3 million in 4Q22 and R$ 276 million in the year, allocated to the heading of other financial revenues. Additionally, the higher remuneration on the liquidity position, due to the higher interest rate (CDI) observed in the period and the higher balance of cash and investments, contributed positively to the financial result.

Financial Expenses:

Arise from the effect of the following accounts described below:

- **Interest on loans and financing:** Increase in interest expenses in 4Q22 by R$ 89 million, mainly due to the higher interest expense in reais of R$ 120 million due to the higher CDI in the period (accumulated DI 3.25% in 4Q22 vs. 1.84% in 4Q21), as well as the higher debt balance exposed to the CDI. This increase was partially offset by the reduction in expenses with interest in other currencies by R$ 31 million, mainly caused by the lower debt balance in foreign currency, as a result of the maturities and repurchase of bonds in the year, together with the lower exchange rate observed in the period (average exchange rate of R$ 5.26/US$ in 4Q22 vs R$ 5.61/US$ in 4Q21). In 2022, the increase in interest expense of R$ 217 million was attributed to the increase in interest in reais due to the higher accumulated CDI for the year (accumulated DI 12.4% in 2022 vs. 4.39% in 2021), partially offset by the reduction of interest in foreign currency with the repurchase of bonds carried out in the second semester.

- **Interest on contingencies and leases:** Lower expenses in 4Q22 by R$ 91 million, mainly due to the positive effect of the recalculation of interest on labor, civil and tax contingencies of approximately +R$ 76MM. In 2022, the lower expense of R$ 107 million was mainly due to the positive effect of the aforementioned recalculation of interest on contingencies, in addition to lower expenses with interest on labor and civil lawsuits.

- **Adjustment to present value (AVP):** The increase reflects higher interest rates in the comparison between periods. The AVP refers to the finance charge associated with payment deadlines for customer and supplier accounts, with a corresponding entry in gross profit.

- **Released Option – Business Combination (Banvit):** This option was extinguished in December 2021, with zero impact on the comparison between 4Q22 and 4Q21.

- **Other financial expenses:** Includes bank fees, expenses with credit assignment and insurance, taxes on financial income, provision for discount on tax credits, among other effects. Lower financial expenses in 4Q22 mainly due to the positive impact of reversals of interest provisions with tax obligations of approximately +R$ 13 million. However, in 2022, there was a higher financial expense due to the consistent increase in the CDI rate in the period and a higher provision for tax credit discounts.

Monetary and exchange variations and derivative results:

The Company has financial assets and liabilities denominated in foreign currencies, whose exchange variations affect the financial result. The Company contracts derivative financial instruments to hedge this net balance sheet currency exposure, as per note 24.4.2 to the financial statements. In 4Q22, the impact of exchange variation on monetary assets and liabilities, net of the exchange variation on derivatives for hedging the balance sheet exchange exposure, totaled -R$37 million. Additionally, the amount of interest and fair value of these derivatives totaled -R$21 million. Finally, net monetary gains of +R$65 million were recognized for the hyperinflationary impact of operations in Turkey.

In the year 2022, the monetary gains related to Turkey's hyperinflation had a total impact of +R$401 million. This amount was offset by the net effect of the exchange rate variation of monetary assets and liabilities and derivatives of -R$80 million and of the interest and fair value of derivatives of -R$484 million.

4 – Net Income (Loss)

Net Income (Loss) (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Consolidated Net / (Loss) Income - Continued Op.	(956)	964	(199,2%)	(137)	599,1%	(3.091)	517	(697,4%)
Net Margin (%) - Continued Op.	(6,5%)	7,0%	(13,5) p.p.	(1,0%)	(5,6) p.p.	(5,7%)	1,1%	(6,8) p.p.
Consolidated Net / (Loss) Income - Total Consolidated	(956)	932	(202,6%)	(137)	599,1%	(3.142)	437	(818,3%)
Net Margin (%) - Total Consolidated	(6,5%)	6,8%	(13,3) p.p.	(1,0%)	(5,6) p.p.	(5,8%)	0,9%	(6,7) p.p.

The Company recorded a loss of R$ 956 million in 4Q22, mainly explained by i) the impact of R$ 588 million related to the Leniency Agreement, which impacted the EBITDA result, which reached R$ 484 million, ii) net financial expenses of R$ 602 million and iii) net negative impact of R$ 41 million in income tax and social contribution. In 2022, the net result of continuing operations was a loss of R$ 3,091 million. In the year, the net loss from the discontinued operations was R$ 51 million due to the closure of certain disputes related to losses incurred by the divested entities in Europe and Thailand in 2018 and 2019, as well as tax contingencies referring to periods prior to the divestiture.

The managerial net result, eliminating the impacts of i) Turkey's hyperinflation, ii) Debt designated as hedge accounting in 2Q22 and iii) the Leniency Agreement in 4Q22, was a net loss of R$ 601 million in 4Q22 and R$ 2,605 million in 2022[24].

5 – Adjusted EBITDA

EBITDA (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Consolidated Net Income - Continued Op.	(956)	964	(199.2%)	(137)	599.1%	(3,091)	517	(697.4%)
Income Tax and Social Contribution	41	(591)	(107.0%)	18	131.7%	286	(552)	(151.7%)
Net Financial	602	698	(13.7%)	682	(11.8%)	2,669	3,045	(12.3%)
Depreciation and Amortization	797	690	15.5%	759	5.0%	2,992	2,746	8.9%
EBITDA	484	1,761	(72.5%)	1,323	(63.4%)	2,855	5,756	(50.4%)
EBITDA Margin (%)	3.3%	12.8%	(9.5) p.p.	9.4%	(6.1) p.p.	5.3%	11.9%	(6.6) p.p.
Impacts of Carne Fraca/Trapaça operations (note 1.3)	588	0	n.m.	0	n.m	589	9	n.m
Debt designed as Hedge Accounting	0	0	n.m	0	n.m	445	0	n.m
Forest Fair value	(34)	(16)	105.8%	0	n.m	(34)	(16)	105.8%
Corporate Restructuring (note 29)	11	0	n.m	22	(50.2%)	45	0	n.m
Tax recoveries (note 27 and 29)	(92)	(54)	68.8%	(25)	269.2%	(191)	(125)	52.4%
Non controlling shareholders	44	(11)	(501.0%)	14	210.2%	(25)	(18)	38.2%
Impairment	0	0	n.m	0	n.m	0	(76)	(100.0%)
Effects of Hyperinflation	30	0	n.m	40	(25.3%)	211	0	n.m
Expenses with mergers and acquisitions (note 29)	0	7	(96.3%)	0	n.m	0	29	(99.1%)
Adjusted EBITDA	1,032	1,687	(38.8%)	1,374	(24.9%)	3,896	5,559	(29.9%)
Adjusted EBITDA Margin (%)	7.0%	12.3%	(5.3) p.p.	9.8%	(2.8) p.p.	7.2%	11.5%	(4.3) p.p.

24 Reconciliation, see page 5 of this report.

6 – Capital structure

Free Cash Flow (Million R$)	4Q22	4Q21	2022	2021
EBITDA	484	1,761	2,855	5,756
Working Capital	246	(401)	63	(431)
Δ Accounts Receivable	(251)	(483)	(429)	262
Δ Inventories	835	(682)	631	(3,602)
Δ Suppliers	(337)	764	(139)	2,909
Others	616	(517)	606	(875)
Cash Flow from Operating Activities	1,346	843	3,524	4,451
CAPEX with IFRS16	(893)	(1,024)	(3,720)	(3,681)
Cash Flow from Operations with Capex	453	(182)	(196)	770
M&A and Sale of Assets	46	37	(128)	(971)
Cash Flow from Investments	(847)	(988)	(3,848)	(4,652)
Cash - Financial Results	(294)	(174)	(1,223)	(803)
Interest Income	120	67	468	208
Interest Expenses	(341)	(172)	(1,738)	(1,193)
Cash Flow from Financing Activities - ex Currency Effects	(515)	(279)	(2,492)	(1,788)
Free Cash Flow - ex Currency Effects	(16)	(424)	(2,816)	(1,989)
Derivatives (cash)	122	302	(1,068)	266
Variation on Cash and Cash Equivalents	(173)	120	(111)	243
Cash Flow from Financing Activities	(566)	142	(3,672)	(1,278)
Free Cash Flow	(67)	(3)	(3,996)	(1,479)
New Debt Amortizantions	(174)	745	(592)	1,595
Shares Buyback/Follow-on	0	(28)	5,285	(28)
Cash Variations	(240)	715	697	88

* The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the Financial Statements, notably with respect to: (i) derivative instruments for protection of balance sheet currency exposure that are reclassified from operating cash flow to financial cash flow; and (ii) the repayments and borrowings of loans and financing that are classified as financial cash flow in the accounting documents, but considered outside the generation of free cash flow in this flow, making up the total cash variation.

On page 30 of this report, we present the reconciliation between the free cash flow view (Free Cash Flow Table, table above) and the accounting free cash flow.

Free Cash Flow

The evolution of operating cash flow generation, combined with lower expenditures with Capex, contributed significantly to the sequential improvement of free cash flow excluding currency effects, which ended the quarter higher by R$ 408 million compared to the same period of the previous year. Throughout 2022, the Company allocated efforts to sequentially advance free cash flow through efficient working capital management, careful management of Capex investments and liability management initiatives that minimized the impact of financial expenses. In the annual comparison, 2022 showed a consumption of free cash ex-exchange effects higher by R$ 827 million. Below, we present the breakdown of the free cash flow components:


1,032
313
847
515
-16
51
-67
Adjusted EBITDA 4Q22
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 4Q22


Operating Cash Flow
-137
961
1,355
1,346
1Q22
2Q22
3Q22
4Q22


Free Cash Flow ex-FX effects
+904
+415
+339
-1,674
-770
-355
-16
1Q22
2Q22
3Q22
4Q22

Operating Cash Flow and Cash Conversion Cycle

In 4Q22 the operating cash flow reached +R$ 1.346 billion, an increase of R$ 503 million compared to 4Q21. Despite the lower EBITDA in the period, this expansion was possible due to the greater efficiency of working capital, mainly due to the reduction of finished products and secondary materials inventories, which resulted in a drop in the cash conversion cycle. Better working capital management is also reflected in the 2022 operating cash flow, which totaled +R$ 3.524 billion.

Other variations in working capital are explained by: i) provision of the Leniency Agreement of +R$ 588 million (with a corresponding entry in EBITDA, therefore, with no cash effect in the quarter), which will be offset against the balance of accumulated losses (70%) and tax credits (30%); (ii) provisions for 13th salary and vacation of -R$ 213 million; iii) the exchange variation of other assets and liabilities[25] of -R$ 44 million; (iv) advances to suppliers and customers of +R$ 194 million; (v) additions and reversals of judicial deposits of +R$ 61 million. The Company offset federal and state taxes in the amount of R$ 225 million in 4Q22 and a total of R$ 922 million in 2022 (see Note 9.4 to the Financial Statements).

The Company's cash conversion cycle ended 4Q22 at the lowest level of the year, with an efficiency of 9.1 days, down 7.2 days compared to the same period of the previous year and 4.5 days compared to 3Q22. The variation is essentially from the decrease in the average term of inventories, mainly due to the lower volume of processed and commemorative products, partially offset by a lower balance payable for the purchase of commodities.

25 Effect of exchange variation from the translation of working capital items denominated in foreign currency, which have as a counterpart the financial result and equity.

Investment Cash Flow

Cash flow from investments totaled R$ 847 million in 4Q22, R$ 141 million less than in 4Q21 due to lower Capex expenditures.

Capex in the quarter totaled R$893 million. Balancing between investment classes was observed in the quarter. The lower expenditure on growth projects is in line with the conclusion of the cycle of large projects in the period from 2020 to 2022 that allowed the expansion of production capacity.

R$ 331 million were allocated for growth, efficiency and support; R$ 334 million for biological assets and R$ 228 million for leasing and others, as shown in the table below.

CAPEX (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Growth	(96)	(232)	(58.7%)	(111)	(13.5%)	(510)	(729)	(30.1%)
Efficieny	(67)	(74)	(9.8%)	(111)	(39.6%)	(330)	(198)	66.4%
Support	(168)	(207)	(19.0%)	(170)	(1.3%)	(752)	(669)	12.3%
Biological Assets	(334)	(313)	6.6%	(348)	(4.2%)	(1,331)	(1,228)	8.4%
Commercial Lease and Others	(228)	(198)	15.6%	(209)	9.0%	(797)	(857)	(7.0%)
Total	(893)	(1,024)	(12.9%)	(950)	(6.0%)	(3,720)	(3,681)	1.0%
Total M&A and sales of assets	46	37	25.5%	(121)	(138.2%)	(128)	(971)	(86.8%)
Total - CAPEX + M&A and sales of assets	(846)	(988)	(14.3%)	(1,070)	(20.9%)	(3,848)	(4,652)	(17.3%)

Among the main projects in 4Q22, the following stand out:

Growth:

- Expansion of production capacity in the foreign market at the Bandirma unit, in Turkey;
- Profitability of co-products generated in the slaughterhouse, by increasing the capacity of hydrolysed proteins in Concórdia – SC unit;
- Projects to meet the demand for processed products in the domestic market, with emphasis on increasing sausage capacity in Videira – SC;
- Projects for qualification in new markets;
- Units of the "Mercato Sadia" stores in São Paulo - SP;
- Increase in natura frozen meals capacity in Rio Verde – GO;
- Improvements in Seropédica – RJ unit.

Efficiency:

- Line automation projects to increase slaughter in Uberlândia – MG unit;
- Installation of the new corporate office in São Paulo – SP to reduce fixed expenses;
- Projects for better efficiency in grain operations in Rio Verde – GO;
- Technology projects in new retail marketing platforms;
- Progress in the digital journey with tools for better management of internal processes focused on inventory, production planning, supplies, and commemorative sales;
- Projects to increase operational efficiency in the industrial production chain, logistics, and grains, aiming to dilute fixed costs, reduce expenses, and increase productivity, with highlights for units in: Toledo - PR, Campos Novos – SC, Videira – SC, Lucas from Rio Verde – MT, and Bandirma in Turkey.

Support:

- Projects for the replacement of industrial park assets;
- Projects to adjust units to standards and legislation, renew operating licenses, and mitigate operational risks;
- Projects to improve working conditions for employees in production processes;

- Digital journey projects in the implementation of corporate and operational management programs and in infrastructure for video-audit programs;
- Projects for maintenance of forestry operations.

Financial Cash Flow

In an environment of substantially higher interest rates, net interest expenses and financial expenses with a cash effect increased by R$ 236 million compared to 4Q21. The financial cash flow totaled a cash consumption of R$ 566 million in 4Q22 when we incorporate the exchange effects of balance sheet hedging derivatives and Exchange Variation on Cash, which totaled -R$ 51 million in the period.

In the annual comparison, expenditure on net interest and financial expenses with a cash effect exceeded the previous period by -R$ 704 million, also due to the significantly higher DI. Adding the exchange rate effects, the financial cash flow totaled -R$ 3,672 million, mainly due to the exchange rate appreciation affecting the cash position in hard currency and derivatives to hedge the balance sheet exchange exposure in 1Q22, whose negative impact on cash is more than offset by the reduction in gross debt denominated in foreign currency. The company points out that since then it has been carrying out active management in order to mitigate short-term impacts on cash due to exchange rate volatility through liability management initiatives that contributed to the reduction of net debt in dollars, thus reducing the need for intense use of derivatives to hedge foreign exchange risk.

7- Indebtedness

Debt (Million R$)	In 12.31.2022			In 12.31.2021	
	Current	Non-current	Total	Total	Δ %
Local Currency	(1,926)	(9,042)	(10,968)	(9,112)	20.4%
Foreign Currency	(1,916)	(10,760)	(12,675)	(16,568)	(23.5%)
Gross Debt	(3,841)	(19,802)	(23,643)	(25,680)	(7.9%)
Cash Investments*					
Local Currency	4,330	105	4,436	5,011	(11.5%)
Foreign Currency	4,219	391	4,610	3,337	38.2%
Total Cash Investments	8,549	496	9,045	8,348	8.4%
Net Debt	4,708	(19,305)	(14,598)	(17,332)	(15.8%)

* Cash considered comprises: Cash and Cash Equivalents, Financial Applications and Restricted Cash.


-1.6%
14,830
1,346
847
515
248
14,598
Net Debt 3Q22
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Net Debt 4Q22

We completed the following operations in the quarter: i) rollover of R$ 400 million in an export credit note, ii) repurchase of US$41.9 million in bonds maturing in 2050, among other contracts in subsidiaries. Additionally, the average debt term ended 4Q22 at 8.0 years, a decrease of 0.4 year compared to 3Q22.

Net debt totaled R$ 14,598 million in 4Q22, a reduction of R$ 232 million when compared to 3Q22. The Company's net leverage, measured by the ratio between net debt and Adjusted EBITDA for the last twelve months, reached 3.75x in 4Q22 vs. 3.26x in 3Q22 (equivalent leverage in USD reached 3.68 in 4Q22 vs. 3.17 in 3Q22).

In the normal course of business, the Company may consider, from time to time, the repurchase of any of its senior unsecured notes (bonds), subject to market conditions, as an alternative to reduce the cost of capital and better equalize the exchange indexation of the debt profile. Such repurchases may also occur through open market transactions. Pursuant to applicable laws, such transactions may be carried out at any time and the Company is under no obligation to purchase any specific value of the bonds.

The Company reiterates that it does not have financial leverage covenants and reaffirms that it will continue to act in a disciplined manner in the management of its capital structure, liquidity, and leverage.

Rating

Agency	Domestic	Global	Outlook
Standard & Poor´s	AA+(bra)	BB-	Stable
Fitch Ratings	AA+(bra)	BB	Stable
Moody's Investors Service	-	Ba2	-



ESG Highlights

In 2022, we consolidated relevant advances with ESG at the center of BRF's business strategy, with the following highlights:

Integrity

We signed a Leniency Agreement with the *CGU* and the *AGU*, which reinforces collaboration, transparency and **improvement of the Company's governance standards, processes and internal controls.**

Satellite Technology

We reached **100% traceability of direct suppliers of grains from the Cerrado and the Amazon** and 45% of indirect suppliers from these same biomes, reiterating our commitment to act sustainably in a chain free of deforestation.

Presence in Sustainability Portfolios

We maintained our presence in B3's ISE portfolio for the 16th consecutive year, reinforcing the evolution of our governance and sustainability.

Use of energy from renewable sources

In 2022, **we reduced our absolute scope 1 and 2** Greenhouse Gas emissions by 20% compared to the base year (2019), moving forward with our NetZero agenda.

Zero Tolerance to Mistreatment of Animals

We fulfilled our public commitment to put an end to surgical castration in the swine (male) herd, **reinforcing our pioneering spirit in animal welfare.**

BRF Institute Volunteer Program

The BRF Institute completed 10 years of operations in all municipalities in Brazil where BRF is present, benefiting communities through initiatives **focused on education, food safety and reduction of food waste.**

Annexes

Statements of Income (Loss)

Statements of Income (Loss) (Million R$)	4Q22	4Q21	Chg. % y/y	3Q22	Chg. % q/q	2022	2021	Chg. % y/y
Net Operating Revenues	14,769	13,724	7.6%	14,056	5.1%	53,805	48,343	11.3%
Cost of Sales	(12,330)	(10,729)	14.9%	(11,458)	7.6%	(45,672)	(38,651)	18.2%
% of the NOR	(83.5%)	(78.2%)	(5.3) p.p.	(81.5%)	(2.0) p.p.	(84.9%)	(80.0%)	(4.9) p.p.
Gross Profit	**2,439**	**2,996**	**(18.6%)**	**2,598**	**(6.1%)**	**8,133**	**9,693**	**(16.1%)**
% of the NOR	16.5%	21.8%	(5.3) p.p.	18.5%	(2.0) p.p.	15.1%	20.0%	(4.9) p.p.
Operating Expenses	**(2,186)**	**(1,967)**	**11.1%**	**(2,062)**	**6.0%**	**(7,725)**	**(6,894)**	**12.1%**
% of the NOR	(14.8%)	(14.3%)	(0.4) p.p.	(14.7%)	(0.1) p.p.	(14.4%)	(14.3%)	(0.1) p.p.
Selling Expenses	**(2,059)**	**(1,745)**	**18.0%**	**(1,864)**	**10.4%**	**(7,080)**	**(6,071)**	**16.6%**
% of the NOR	(13.9%)	(12.7%)	(1.2) p.p.	(13.3%)	(0.7) p.p.	(13.2%)	(12.6%)	(0.6) p.p.
Fixed	(1,207)	(1,131)	6.7%	(1,083)	11.5%	(4,317)	(3,921)	10.1%
Variable	(852)	(614)	38.8%	(782)	9.0%	(2,763)	(2,150)	28.5%
General and Administrative Expenses	**(127)**	**(222)**	**(43.0%)**	**(197)**	**(35.7%)**	**(645)**	**(823)**	**(21.6%)**
% of the NOR	(0.9%)	(1.6%)	1.0 p.p.	(1.4%)	0.5 p.p.	(1.2%)	(1.7%)	0.5 p.p.
Honorary of our Administrators	(1)	(21)	(93.4%)	(16)	(91.1%)	(47)	(68)	(31.8%)
% of the NOR	(0.0%)	(0.2%)	0.1 p.p.	(0.1%)	0.1 p.p.	(0.1%)	(0.1%)	0.1 p.p.
General and Administrative	(125)	(201)	(37.7%)	(181)	(30.9%)	(598)	(755)	(20.7%)
% of the NOR	(0.8%)	(1.5%)	0.6 p.p.	(1.3%)	0.3 p.p.	(1.1%)	(1.6%)	0.4 p.p.
Operating Income	**253**	**1,029**	**(75.4%)**	**536**	**(52.8%)**	**408**	**2,799**	**(85.4%)**
% of the NOR	1.7%	7.5%	(5.8) p.p.	3.8%	(2.1) p.p.	0.8%	5.8%	(5.0) p.p.
Other Operating Results	(567)	42	n.m.	26	n.m.	(545)	211	(358.1%)
EBIT	**(313)**	**1,071**	**(129.2%)**	**563**	**(155.6%)**	**(136)**	**3,010**	**(104.5%)**
% of the NOR	(2.1%)	7.8%	(9.9) p.p.	4.0%	(6.1) p.p.	(0.3%)	6.2%	(6.5) p.p.
Net Financial Expenses	**(602)**	**(698)**	**(13.7%)**	**(682)**	**(11.8%)**	**(2,669)**	**(3,045)**	**(12.3%)**
Income before Taxes	**(915)**	**373**	**(345.0%)**	**(119)**	**669.1%**	**(2,805)**	**(35)**	**n.m.**
% of the NOR	(6.2%)	2.7%	(8.8) p.p.	(0.8%)	(5.2) p.p.	(5.2%)	(0.1%)	(5.1) p.p.
Income Tax and Social Contribution	(41)	591	(107.0%)	(18)	131.7%	(286)	552	(151.7%)
% of Income before Taxes	4.5%	158.2%	(153.7) p.p.	15.0%	(10.5) p.p.	10.2%	(1587.0%)	1597.2 p.p.
Consolidated Net Income (Loss) - Continued Op.	**(956)**	**964**	**(199.2%)**	**(137)**	**599.1%**	**(3,091)**	**517**	**(697.4%)**
% of the NOR	(6.5%)	7.0%	(13.5) p.p.	(1.0%)	(5.5) p.p.	(5.7%)	1.1%	(6.8) p.p.
Consolidated Net Income (Loss) - Total Consolidated	**(956)**	**932**	**(202.6%)**	**(137)**	**599.1%**	**(3,142)**	**437**	**(818.3%)**
% of the NOR	(6.5%)	6.8%	(13.3) p.p.	(1.0%)	(5.4) p.p.	(5.8%)	0.9%	(6.7) p.p.
EBITDA	**484**	**1,761**	**(72.5%)**	**1,323**	**(63.4%)**	**2,855**	**5,756**	**(50.4%)**
% of the NOR	3.3%	12.8%	(9.6) p.p.	9.4%	(6.1) p.p.	5.3%	11.9%	(6.6) p.p.
Adjusted EBITDA	1,032	1,687	(38.8%)	1,374	(24.9%)	3,896	5,559	(29.9%)
% of the NOR	7.0%	12.3%	(5.3) p.p.	9.8%	(2.8) p.p.	7.2%	11.5%	(4.3) p.p.

Statements of Financial Position

Statements of Financial Position - Assets (Million R$)	12.31.22	09.30.22	12.31.21
Assets			
Current Assets			
Cash and Cash Equivalents	8,131	8,336	7,529
Financial Investments	418	419	347
Accounts Receivable	4,215	4,084	4,107
Recoverable Taxes	1,403	1,037	1,048
Inventories	8,661	9,718	9,655
Biological Assets	3,152	2,981	2,900
Other Financial Assets	121	89	135
Other Receivables	272	402	254
Anticipated expenses	110	278	227
Restricted Cash	0	0	25
Current Assets held to sale	22	27	17
Total Current Assets	**26,504**	**27,371**	**26,243**
Non-Current Assets			
Long-term assets	10,524	10,901	10,462
Cash Investments	406	444	447
Accounts and other Receivable	16	21	35
Judicial Deposits	451	555	550
Biological Assets	1,649	1,561	1,414
Recoverable Taxes	5,172	5,347	4,986
Deferred Taxes	2,566	2,734	2,941
Restricted Cash	90	87	0
Other Receivables	163	144	77
Other Financial Assets	10	7	11
Permanent Assets	20,827	20,766	19,198
Investments	101	100	7
Property, Plant and Equipment	14,291	14,174	13,041
Intangible	6,435	6,492	6,150
Total Non-Current Assets	**31,350**	**31,667**	**29,660**
Total Assets	57,854	59,038	55,903

Statements of Financial Position

Statements of Financial Position - Liabilities (Million R$)	12.31.22	09.30.22	12.31.21
Liabilities and Equity			
Current Liabilities			
Loans and borrowings	3,738	3,064	3,066
Debentures	142	95	137
Suppliers	13,412	13,618	12,174
Supply chain finance	1,393	1,339	2,238
Payroll and Mandatory Social Charges	721	1,035	900
Taxes Payable	523	499	454
Other Financial Liabilities	82	80	327
Provision for tax, civil and labor risks	867	924	959
Employee benefits	64	53	54
Other current liabilities	1,355	694	915
Total Current Liabilities	**22,298**	**21,402**	**21,225**
Non-Current Liabilities			
Loans and borrowings	19,637	20,887	22,253
Suppliers	2,376	2,364	2,020
Taxes and Social Charges Payable	98	129	132
Provision for tax, civil and labor risks	548	621	559
Deferred Taxes	111	92	24
Employee benefits	457	521	498
Derivative financial instruments	175	86	42
Other non-current liabilities	332	330	325
Total Non-Current Liabilities	**23,734**	**25,029**	**25,852**
Total Liabilities	**46,032**	**46,431**	**47,077**
Shareholders' Equity			
Capital Stock	12,836	12,837	12,460
Capital Reserves and Other reserves	2,261	2,260	74
Other Comprehensive Losses	(1,354)	(1,520)	(1,813)
Accumulated Losses	(2,363)	(1,467)	(2,132)
Treasury Shares	(110)	(110)	(127)
Non-Controling Shareholders	553	606	363
Total Shareholders' Equity	**11,823**	**12,607**	**8,826**
Total Liabilities and Shareholders	**57,854**	**59,038**	**55,903**

Statements of Cash Flows

Statements of Cash Flows (R$ Milions)	4Q22	4Q21	2022	2021
Income (loss) from continuing operations	(956)	964	(3,091)	517
Adjustments to reconcile net income to cash generated	2,034	961	6,774	5,151
Changes in balance sheet balances	0	(633)	(1,095)	(1,096)
Trade accounts receivable	(112)	(463)	(145)	387
Inventories	1,068	(493)	713	(2,879)
Biological assets - current	(180)	(264)	(297)	(816)
Trade accounts payable and supply chain finance	(776)	587	(1,367)	2,211
Cash generated by operating activities	1,078	1,292	2,588	4,572
Redemption (Investments) in securities measured at FVTPL	21	10	4	30
Interest received	59	45	282	106
Payment of tax, civil and labor provisions	(76)	(130)	(292)	(399)
Derivative financial instruments	130	302	(1,191)	266
Other operating assets and liabilities	69	(528)	487	(652)
Net cash provided by operating activities	1,281	990	1,876	3,924
Redemption (investments) of securities measured at FVTOCI and amortized cost	(45)	-	1	235
Redemption of restricted cash	-	-	(2)	0
Additions to property, plant and equipment	(313)	(505)	(1,453)	(1,555)
Additions to biological assets - non-current	(365)	(317)	(1,388)	(1,240)
Proceeds from disposals of property, plant, equipments and investment	46	9	63	59
Additions to intangible assets	(45)	(46)	(229)	(180)
Business combination, net of cash	-	(2)	(158)	(986)
Sale of participation in subsidiaries with loss of control	-			133
Capital increase in affiliates	(0)	(0)	(93)	2
Net cash used in investing activities from discontinued operations	-		-	(18)
Net cash used in investing activities	(722)	(860)	(3,259)	(3,549)
Proceeds from debt issuance	668	1,160	3,393	2,991
Repayment of debt	(842)	(415)	(3,984)	(1,395)
Payment of interest	(232)	(172)	(1,518)	(1,193)
Payment of interest derivatives - fair value hedge	(109)	(2)	(253)	(3)
Capital increase through issuance of shares	(1)	-	5,275	-
Treasury shares acquisition		(28)	-	(28)
Acquisition of non-controlling interests	(7)	-	(7)	(238)
Payment of lease liabilities	(170)	(157)	(650)	(705)
Net cash provided by (used in) financing activities	(693)	387	2,256	(572)
Effect of exchange rate variation on cash and cash equivalents	(71)	122	(271)	150
Net increase (decrease) in cash and cash equivalents	(205)	639	602	(48)

In the table below we present the reconciliation between the free cash flow view (Free Cash Flow Table, see page 21 of this report) and the accounting free cash flow.

Free Cash Flow Reconciliation (R$ Million)	4Q22	4Q21	2022	2021
Free Cash Flow	(67)	(3)	(3,996)	(1,479)
FX variation of Cash and Equivalents	71	(122)	271	(150)
Securities and Restricted Cash	36	(76)	(95)	(136)
Lease Payment	170	157	650	705
Δ Interest paid x Interest apropriated	(37)	(290)	732	(485)
Others	7	(9)	(45)	(172)
Free Cash Flow (Accounting)	180	(344)	(2,483)	(1,716)

In 2022, the accounting free cash flow (R$ 2,483 million) is composed of the following items of the Statement of Cash Flows of the Complete Annual Financial Statements: i) Net cash generated (applied) in operating activities: +R$ 1,876 million; ii) Investments in fixed assets, non-current biological assets, intangible assets and in business combinations: -R$ 3,228 million; iii) Capital increase in associates: -R$93 million; iv) Interest payments and interest derivatives - fair value hedge: -R$1,771 million; and v) Change in interest paid versus interest appropriated: -R$732 million.